wolfson®
microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com



**FILE NO. 82-34753**

16 June 2008



VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
U.S.A.



Ladies and Gentlemen

Re: **FILE NO. 82-34753**

Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7429 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

dew 6/20

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

Yours faithfully

**Jill Goldsmith**
**Company Secretary**

Enclosures

**SCHEDULE I**
**WOLFSON MICROELECTRONICS PLC**

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Information notified to the Regulatory Information Service between 15 May 2008 and 15 June 2008 (inclusive)

- Appointment of Company Secretary
- Notification of major interests in shares
- Notifications of transactions of directors/persons discharging managerial responsibility and connected persons (Gift of Shares)
- Notification in relation to voting rights and capital
- AGM Statement

2. Documents filed with Registrar of Companies for Scotland

- Forms 88(2) – Returns of allotment of shares on exercise of share options
- Form 288a – Appointment of Company Secretary
- Form 288b - Terminating appointment of Company Secretary
- Resolutions passed at Annual General Meeting held on 4th June 2008

3. Documents submitted to the Financial Services Authority

- Resolutions passed at Annual General Meeting held on 4th June 2008

# Regulatory Announcement

**Go to market news section**

Free annual report

| | |
|---|---|
| **Company** | WOLFSON MICROELECTRONICS PLC ORD 0.1P |
| **TIDM** | WLF |
| **Headline** | Appointment of Company Secretary |
| **Released** | 13:09 16-May-08 |
| **Number** | 6640U13 |

RNS Number : 6640U
Wolfson Microelectronics PLC
16 May 2008

Edinburgh, 16 May 2008

**Wolfson Microelectronics plc**
( 'the Company' )

**Appointment of Company Secretary**

Wolfson Microelectronics plc, a leading supplier of mixed-signal semiconductors for digital consumer electronics products, announces that Jill Goldsmith CA AMCT has been appointed Company Secretary with immediate effect.

**Enquiries:**

| | |
|---|---|
| **Wolfson Microelectronics** | |
| D Shrigley, CEO<br>M Cubitt, CFO | 0131 272 7000 |
| | |
| **Corfin Communications** | |
| Harry Chathli, Neil Thapar | 020 7977 0020 |

This information is provided by RNS
The company news service from the London Stock Exchange

END

## Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| Company | Wolfson Microelectro |
| TIDM | WLF |
| Headline | Notification of Interest |
| Released | 14:27 22-May-08 |
| Number | 0944V14 |

RNS Number : 0944V
Wolfson Microelectronics PLC
22 May 2008

## TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

| | |
|---|---|
| **1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached** [ii] **:** | WOLFSON MICROELECTRONICS PLC |
| **2. Reason for the notification** (please tick the appropriate box or boxes) | |
| An acquisition or disposal of voting rights | Yes |
| An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached | |
| An event changing the breakdown of voting rights | |
| Other (please specify): | |
| **3. Full name of person(s) subject to the notification obligation** [iii] **:** | Barclays PLC |
| **4. Full name of shareholder(s)** (if different from 3.): | N/A |
| **5. Date of the transaction** (and date on which the threshold is crossed or reached if different): | 21 May 2008 |
| **6. Date on which issuer notified:** | 22 May 2008 |
| **7. Threshold(s) that is/are crossed or reached:** | 5% to below notifiable % |

| **8. Notified details:** |
|---|

**A: Voting rights attached to shares**

| **Class/type of shares** if possible using the ISIN CODE | **Situation previous to the Triggering transaction** [vi] | | **Resulting situation after the triggering transaction** [viii] | | | | |
|---|---|---|---|---|---|---|---|
| | **Number of Shares** | **Number of Voting Rights** [viii] | **Number of shares** | **Number of voting rights** | | **% of voting rights** | |
| | | | | **Direct** [x] | **Indirect** [xi] | **Direct** | **Indirect** |
| Ordinary Shares | 5,929,898 | 5,929,898 | Not reportable | Not reportable | Not reportable | Not reportable | Not reportable |
| GB0033563130 | | | | | | | |

**B: Financial Instruments**

**Resulting situation after the triggering transaction** [xiii]

| **Type of financial instrument** | **Expiration date** [xiii] | **Exercise/ Conversion Period/ Date** [xiv] | **Number of voting rights that may be acquired if the instrument is exercised/ converted.** | **% of voting rights** |
|---|---|---|---|---|

**Total (A+B)**

| **Number of voting rights** | **% of voting rights** |
|---|---|
| Not reportable | Not reportable |

**9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable** [xv]**:**

N/A

**Proxy Voting:**

| | |
|---|---|
| **10. Name of the proxy holder:** | N/A |
| **11. Number of voting rights proxy holder will cease to hold:** | N/A |
| **12. Date on which proxy holder will cease to hold voting rights:** | N/A |

| | |
|---|---|
| **13. Additional information:** | |
| **14. Contact name:** | Geoff Smith |
| | |

**15. Contact telephone number:** | 020 7116 2913

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

## Regulatory Announcement



| | |
|---|---|
| **Company** | Wolfson Microelectro |
| **TIDM** | WLF |
| **Headline** | Gift of shares |
| **Released** | 09:07 29-May-08 |
| **Number** | 4836V09 |

RNS Number : 4836V
Wolfson Microelectronics PLC
29 May 2008

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS**

This form is intended for use by an *issuer* to make a *RIS* notification required by *DTR* 3.1.4.

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the
*issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of
the *issuer* should
complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer*
(other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please answer all relevant questions in block capital letters.

1. Name of the issuer

**WOLFSON MICROELECTRONICS PLC**

2. State whether the notification relates to (i) a transaction notified in accordance

with DTR 3.1.2R, (ii) a disclosure made in accordance LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006)

**(i) A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R**

3. Name of person discharging managerial responsibilities/director

**ALASTAIR DAVID MILNE**

4. State whether notification relates to person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

**N/A**

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above in respect of a non-beneficial interest

**NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE**

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

**ORDINARY SHARES OF 0.1 PENCE EACH**

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

**ALASTAIR DAVID MILNE**

8. State the nature of the transaction

**GIFT OF SHARES**

9. Number of shares, debentures or financial instruments relating to shares acquired

**N/A**

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

**N/A**

11. Number of shares, debentures or financial instruments relating to shares disposed

**30,000**

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

**0.03%**

13. Price per share or value of transaction

**N/A**

14. Date and place of transaction

**28 MAY 2008, LONDON**

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

**3,339,147 ORDINARY SHARES REPRESENTING 2.82 % OF ISSUED SHARE CAPITAL**

16. Date issuer informed of transaction

**28 MAY 2008**

If a *person discharging managerial responsibilities* has been granted options by the *issuer*, complete the following questions

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

**JILL GOLDSMITH - 0131 272 7000**

**Name and signature of duly authorised officer of *issuer* responsible for making notification**

**Jill Goldsmith, Company Secretary** ______________________________

**Date of notification : 29 MAY 2008**



END

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## Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| **Company** | Wolfson Microelectro |
| **TIDM** | WLF |
| **Headline** | Voting rights and capital |
| **Released** | 11:29 30-May-08 |
| **Number** | 6124V11 |

RNS Number : 6124V
Wolfson Microelectronics PLC
30 May 2008

Edinburgh, 30 May 2008

**Wolfson Microelectronics plc ("the Company")**
**Voting rights and capital**

This notification is made in conformity with the provisions of the Financial Services Authority's ("FSA") Disclosure and Transparency Rules.

The Company's capital consists of 118,314,980 ordinary shares of 0.1 pence each with each share carrying the right to one vote. No shares are held in Treasury. Accordingly, the total number of voting rights in the Company is 118,314,980.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Enquiries:
Jill Goldsmith, Company Secretary
0131 272 7000

END

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## Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| **Company** | Wolfson Microelectro |
| **TIDM** | WLF |
| **Headline** | AGM Statement |
| **Released** | 10:40 04-Jun-08 |
| **Number** | 9415V10 |

RNS Number : 9415V
Wolfson Microelectronics PLC
04 June 2008

4 June 2008

Wolfson Microelectronics plc

**ANNUAL GENERAL MEETING 2008**

Edinburgh, UK - 4 June 2008: Wolfson Microelectronics plc ("the Company"), a leading supplier of mixed-signal semiconductors for consumer electronic products, announces that at the Annual General Meeting of the Company held earlier today, all of the resolutions were passed.

A copy of all of the resolutions passed at the AGM will be submitted to the United Kingdom Listing Authority for publication on its Document Viewing Facility.

At this meeting Dave Shrigley, Chief Executive Officer, presented the Company's AudioPlus™ strategy. No price sensitive information or information relating to current trading was disclosed during the presentation. A copy of the presentation is available on the Company's website

(www.wolfsonmicro.com).

For further information, please contact:

**Wolfson Microelectronics**
Jill Goldsmith, Company Secretary 0131 272 7000

**Corfin Communications**
Harry Chathli, Neil Thapar 020 7977 0020

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Companies House
for the record

# 88(2)

Return of Allotment of Shares

***Please complete in typescript, or in bold black capitals.***
**CHWP000**

| | |
|---|---|
| **Company Number** | SC089839 |
| **Company name in full** | Wolfson Microelectronics plc |
| | |

## Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| | 16 | 05 | 2008 | | | |

| | | | |
|---|---|---|---|
| Class of shares (ordinary or preference etc) | Ordinary | Ordinary | Ordinary |
| Number allotted | 10,000 | | |
| Nominal value of each share | 0.1p | | |
| Amount (if any)paid or due on each share (including any share premium) | 20p | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |
| Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing) | | | |

**When you have completed and signed the form send it to the Registrar of Companies at:**

Companies House receipt date barcode

*This form has been provided free of charge by Companies House.*

Companies House, Crown Way, Cardiff, CF14 3UZ — DX33050 Cardiff
For companies registered in England & Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX235 Edinburgh or LP – 4 Edinburgh 2
For companies registered in Scotland

Companies House
for the record

# 88(2)

## Return of Allotment of Shares

***Please complete in typescript, or in bold black capitals.***
**CHWP000**

| | |
|---|---|
| **Company Number** | SC089839 |
| **Company name in full** | Wolfson Microelectronics plc |
| | |

**Shares allotted (including bonus shares):**

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| | 09 | 05 | 2008 | 12 | 05 | 2008 |

| | | | |
|---|---|---|---|
| Class of shares (ordinary or preference etc) | Ordinary | Ordinary | Ordinary |
| Number allotted | 10,000 | | |
| Nominal value of each share | 0.1p | | |
| Amount (if any) paid or due on each share (including any share premium) | 20p | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |
| Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing) | | | |

**When you have completed and signed the form send it to the Registrar of Companies at:**

Companies House receipt date barcode
*This form has been provided free of charge by Companies House.*

Companies House, Crown Way, Cardiff, CF14 3UZ — DX33050 Cardiff
For companies registered in England & Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX235 Edinburgh or LP – 4 Edinburgh 2
For companies registered in Scotland

Companies House — for the record —

# 288a

## APPOINTMENT of director or secretary

*(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))*

*Please complete in typescript, or in bold black capitals.*

CHWP000

**Company Number** SC089839

**Company Name in full** WOLFSON MICROELECTRONICS PLC

| | Day | Month | Year | | Day | Month | Year |
|---|---|---|---|---|---|---|---|
| Date of appointment | 16 | 05 | 2008 | †Date of Birth | | | |

**Appointment form**

Notes on completion appear on reverse.

Appointment as director [ ] as secretary [X] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: MISS *Honours etc:

Forename(s): JILL LOUISE

Surname: GOLDSMITH

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address: 55/3 HOPETOUN STREET

Post town: EDINBURGH Postcode: EH7 4NG

County / Region: MIDLOTHIAN Country: U.K.

†Nationality: †Business occupation:

†Other directorships (additional space overleaf):

I consent to act as ** ~~director~~ / secretary of the above named company

**Consent signature** [signature] **Date** 16/5/2008

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

**Signed** [signature] **Date** 16/5/2008

(**a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Tel

DX number DX exchange

Companies House receipt date barcode

*This form has been provided free of charge by Companies House*

Form 10/03

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Companies House
— for the record —

*Please complete in typescript, or in bold black capitals.*
CHWP000

# 288b

## Terminating appointment as director or secretary
*(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))*

**Company Number** SC089839

**Company Name in full** WOLFSON MICROELECTRONICS PLC

| | Day | Month | Year |
|---|---|---|---|
| Date of termination of appointment | 16 | 05 | 2008 |

as director [ ] as secretary [X] *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: MR *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): MARK

Surname: CUBITT

| | Day | Month | Year |
|---|---|---|---|
| †Date of Birth | | | |

**A serving director, secretary etc must sign the form below.**

**Signed** [signature] **Date** 16 MAY 2008

(** serving director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel

DX number DX exchange

Companies House receipt date barcode

***This form has been provided free of charge by Companies House.***

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh

Form revised 10/03

Company Number: SC089839

**PUBLIC COMPANY LIMITED BY SHARES**

**Ordinary and Special Resolutions**

**of**

**WOLFSON MICROELECTRONICS PLC**

**(the "Company")**

**Passed on 4 June 2008**

At an Annual General Meeting of the above-named Company duly convened and held at 44 Westfield Road, Edinburgh, EH11 2QB on 4 June 2008 at 9.10 a.m., the following ordinary and special resolutions were passed.

## ORDINARY RESOLUTIONS

1. To receive the accounts of the Company for the financial year ended 30 December 2007, together with the directors' report, the directors' remuneration report and the auditors' report on those accounts and that part of the directors' remuneration report which is required to be audited.

2. To approve the directors' remuneration report as set out in the Annual Report and Accounts for the financial year ended 30 December 2007.

3. To re-elect Robert Laurence Eckelmann as a director of the Company.

4. To elect Michael Ruettgers as a director of the Company.

5. To re-appoint KPMG Audit Plc as auditors of the Company to hold office until the conclusion of the next general meeting at which the accounts of the Company are laid.

6. To authorise the directors of the Company to determine the auditors' remuneration for the ensuing year.

7. To authorise the directors of the Company generally and unconditionally pursuant to section 80 of the Companies Act 1985 (the "Act") (in substitution for all other existing authorities pursuant to section 80 of the Act to the extent not utilised at the date this Resolution is passed) to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80(2) of the Act) provided that this authority shall be limited to the allotment of relevant securities of the Company up to an aggregate nominal amount of £11,063 such authority (unless previously revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2009 provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require relevant securities to be allotted after such expiry and the directors of the Company may allot relevant securities pursuant to any such offer, agreement or other arrangement as if the authority conferred hereby had not expired.

**SPECIAL RESOLUTIONS**

8. That the directors of the Company be and are hereby empowered to allot equity securities (as defined in section 94(2) to section 94(3A) of the Act) of the Company (in substitution for all other authorities pursuant to section 95 of the Act to the extent not utilised at the date this Resolution is passed) for cash pursuant to the authority conferred by Resolution 7 above as if section 89(1) of the Act or any pre-emption provisions contained in the Company's articles of association (the "Articles") did not apply to any such allotment, provided that this power shall be limited to:

   (i) any allotment of equity securities where such securities have been offered (whether by way of rights issue, open offer or otherwise) to holders of equity securities in proportion (as nearly as practicable) to their then holdings of such securities but subject to such exclusions or other arrangements as the directors of the Company may deem necessary or desirable in relation to fractional entitlements or legal or practical problems arising in, or pursuant to, the laws of any territory, or the requirements of any regulatory body or stock exchange in any territory or otherwise howsoever; and

   (ii) any other allotment (otherwise than pursuant to sub-paragraph (i) of this Resolution) of equity securities up to an aggregate nominal amount of £5,913

   such power (unless previously revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2009, provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require equity securities to be allotted after such expiry and the directors of the Company may allot equity securities in pursuance of such offer, agreement or other arrangement as if the power hereby conferred had not expired. This power applies in relation to a sale of shares which is an allotment of equity securities by virtue of section 94(3A) of the Act as if in the first paragraph of this resolution the words "pursuant to the authority conferred by Resolution 7 above" were omitted.

9. That the Company is generally and unconditionally hereby authorised to make market purchases (within the meaning of section 163(3) of the Act) of any of its ordinary shares of 0.1 pence each ("ordinary shares") on such terms and in such manner as the directors of the Company may from time to time determine provided that:

(i) the maximum number of ordinary shares hereby authorised to be purchased is 11,827,698 representing approximately 10% of the issued share capital of the Company as at 22 February 2008;

(ii) the minimum price which may be paid for any such ordinary share is 0.1 pence, exclusive of the expenses of purchase (if any) payable by the Company;

(iii) the maximum price, exclusive of the expenses of purchase (if any) payable by the Company, which may be paid for any such ordinary share under this authority is an amount equal to 105% of the average of the middle market closing quotations for an ordinary share as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day of purchase; and

(iv) unless previously renewed, revoked or varied, the authority hereby conferred shall expire on the earlier of 15 months after the passing of this Resolution or at the conclusion of the Annual General Meeting of the Company to be held in 2009, but a contract for purchase may be made before such expiry which will or may be executed wholly or partly thereafter, and a purchase of ordinary shares may be made in pursuant of any such contract.

**Chairman**



**END**